August 13, 2015

VIA EDGAR

Re:                                   Adeptus Health Inc. (CIK No. 0001602367)
Form 8-K (File No. 001-36520)
Filed April 21, 2015

Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

This letter is in response to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2015, relating to Adeptus Health Inc.’s (the “Company”) above-referenced Current Report on Form 8-K. To assist your review, we have retyped the text of the Staff’s comment in italics below.

Comment Letter dated July 30, 2015

General

1.              We note from your disclosure in the above referenced Form 8-K that you have entered into a joint venture with the University of Colorado Health (“UCHealth”) pursuant to which UCHealth owns a majority stake in 12 of your Colorado facilities. It appears that you have entered into a material agreement and made a significant disposition and/or acquisition of assets. Please amend the Form 8-K to provide the disclosure required by Item 1.01, Item 2.01 and, as applicable, Item 9.01(a) and (b) of Form 8-K with respect to the transaction, or provide us a reasonably detailed analysis in support of your conclusion that such disclosure is not required. Please also file the joint venture agreement as an exhibit to the Form 8-K.

In response to the Staff’s comment, the Company respectfully submits that it evaluated the terms of the agreement the Company entered into with University of Colorado Health (the “UCHealth Agreement”) and determined that (i) the UCHealth Agreement did not constitute a “material definitive agreement” requiring disclosure pursuant to Item 1.01 of Form 8-K, (ii) the consummation of the joint venture pursuant to the UCHealth Agreement did not constitute a significant disposition of assets pursuant to Item 2.01 of Form 8-K and (iii) as a result, no disclosure was required to be filed pursuant to either Item 1.01 or Item 2.01 (or related provisions in Item 9.01(a) and (b) of Form 8-K). Details of the Company’s analysis are set forth below.

Analysis Under Item 2.01 of Form 8-K

Item 2.01 of Form 8-K requires disclosure with respect to the completion of a disposition of “a significant amount of assets, otherwise than in the ordinary course of business.” Under Instruction 4 to Item 2.01 of Form 8-K, a disposition is deemed to involve a significant amount of assets:

(i)           if the registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or

(ii)           if it involved a business (as defined in Rule 11-01(d) of Regulation S-X) that is significant (as defined in Rule 11-01(b) of Regulation S-X).

The Company’s total consolidated assets as of March 31, 2015, the end of the Company’s most recently completed quarterly period prior to the consummation of the UCHealth Agreement, were $302.3 million. The total assets that were contributed by the Company to the joint venture represented approximately 4% of the Company’s total consolidated assets as of March 31, 2015. Additionally, the Company received no cash consideration for the contribution of these assets. The consideration that the Company is receiving for the contribution of the facilities to the joint venture is in the form of an ongoing annual preferred distribution. By way of reference, the intent underlying this distribution is for the Company to receive on a preferential basis the historical earnings associated with the facilities the Company contributed to the joint venture. If and when that predetermined historical threshold is satisfied annually, earnings in the joint venture are distributed to each of Company and UCHealth based on their percentage ownership. In sum, as a result of the foregoing the Company concluded that the first test for significance under Item 2.01 of Form 8-K was not satisfied.

Assuming that the entry into the joint venture constituted the disposition of a business, the Company considered Rule 11-01(b) of Regulation S-X, which provides that a disposition of a business is considered significant if the business to be disposed of meets the conditions of a significant subsidiary pursuant to the conditions specified in Rule 1-02(w) of Regulation S-X. Under Rule 1-02(w) of Regulation S-X a subsidiary is deemed significant if it meets any of the following tests:

(i)            the registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(ii)          the registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(iii)         the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

None of the tests enumerated under Rule 1-02(w) of Regulation S-X were satisfied in connection with the transactions pursuant to the UCHealth Agreement. With respect to the first and second tests, the Company’s total consolidated assets as of December 31, 2014 were $282.8 million. The value of the total assets contributed by the Company and its subsidiaries to the joint venture was less than 5% of this amount, and the Company received no cash consideration for the contribution of these assets. In relation to the first test, the investment test, the Company did recognize a gain on the contribution of the controlling interest in the existing facilities and their operations, as this was deemed a change of control for accounting purposes and increased its investment in the joint venture. Consistent with Note 2 to Section 2130.2 of the SEC’s Financial Reporting Manual, however, the Company did not include the fair value of the retained investment in the facilities in the numerator for purposes of determining significance pursuant to the investment test.(1)

Furthermore, for the year ended December 31, 2014, the income before the provision for income taxes of the 12 facilities contributed by the Company to the joint venture represented approximately 3% of the Company’s consolidated loss before the provision for income taxes. Therefore, the third test under Rule 1-02(w) of Regulation S-X was similarly not satisfied.

Accordingly, the Company concluded that no disclosure was required to be filed pursuant to Item 2.01 of Form 8-K. Furthermore, Instruction 5 of Item 2.01 references the requirements set forth in Item 9.01 of Form 8-K with respect to the filing of pro forma financial information and “copies of the plans of acquisition or disposition” as exhibits to the Form 8-K. Item 9.01(b)(i) provides that “[f]or any transaction required to be described in answer to Item 2.01 of this form, furnish any pro forma financial information that would be required pursuant to Article 11 of Regulation S-X.” Because the consummation of the joint venture was not required to be disclosed pursuant to Item 2.01, no disclosure was required to be filed pursuant to the related provisions in Item 9.01 and no exhibits relating to the joint venture were required to be filed pursuant to Item 2.01. The Company notes supplementally that, due to the preferred distribution structure of the joint venture referenced above, this transaction would have no pro forma impact on the Company’s historical net income, as the Company would have nevertheless received 100% of the earnings of the contributed facilities in the form of the annual preferred distribution.

(1)         Section 2130.2 provides in relevant part: “Because the numerator includes only the portion of the business disposed, the numerator should not include either the carrying value or the fair value of the registrant’s retained investment in the disposed business.”

Analysis Under Item 1.01 of Form 8-K

Item 1.01(a) of Form 8-K requires disclosure if a registrant enters into “a material definitive agreement not made in the ordinary course of business.” Item 1.01(b) specifies that “[f]or purposes of this Item 1.01, a material definitive agreement means an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions.”

The same facts that support the Company’s analysis that the joint venture did not involve a significant amount of assets also support the conclusion that the UCHealth Agreement was not a material definitive agreement pursuant to Item 1.01 of Form 8-K. As noted above, the total assets that were contributed by the Company to the joint venture represented approximately 4% and 4% of the Company’s total consolidated assets as of March 31, 2015 and December 31, 2014, respectively; the Company received no cash consideration for the contribution of these assets; and the income before the provision for income taxes of the 12 facilities contributed by the Company to the joint venture represented approximately 3% of the Company’s consolidated loss before the provision for income taxes for the year ended December 31, 2014. The Company furthermore evaluated the UCHealth Agreement and concluded that, as a result of its relative size and other factors, it did not provide for enforceable obligations (either by it or by the counterparty) that were material to the Company. Based on the foregoing, the Company concluded that the UCHealth Agreement was not a material definitive agreement requiring disclosure under Item 1.01 of Form 8-K.

Filing of the UCHealth Agreement as an Exhibit to the Form 8-K

General Instruction B of Form 8-K provides that “[c]opies of agreements, amendments or other documents or instruments required to be filed pursuant to Form 8-K are not required to be filed or furnished as exhibits to the Form 8-K unless specifically required to be filed or furnished by the applicable Item.”

Item 1.01 of Form 8-K does not specifically require agreements to be filed as an exhibit to the Form 8-K, even if such agreement was a material definitive agreement not made in the ordinary course of business.

As noted above, the Company concluded that it was not required to provide any disclosure pursuant to Item 2.01, including any related exhibits.

For the reasons stated above, the Company did not file the UCHealth Agreement as an exhibit to the Form 8-K it filed on April 21, 2015. Notwithstanding the foregoing, on August 13, 2015, the Company voluntarily filed the UCHealth Agreement as an exhibit to the Company’s Form 10-Q/A for the quarterly period ended June 30, 2015.

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As requested, the Company also acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (972) 899-6158 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Timothy L. Fielding

Timothy L. Fielding
Treasurer and Chief Financial Officer

cc: Securities and Exchange Commission
Alla Berenshteyn
James B. Rosenberg
Mary Mast

Adeptus Health Inc.
Thomas S. Hall
Graham B. Cherrington

Simpson Thacher & Bartlett LLP
Joseph H. Kaufman